SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-26509


         (Check one)

         [_] Form 10-K and Form 10-KSB      [_] Form 11-K    [_] Form 20-F

         [X] Form 10-Q and Form 10-QSB      [_] Form N-SAR


         For period ended          SEPTEMBER 30, 2004
                          ---------------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    NATIONAL COAL CORP.
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

                           8915 GEORGE WILLIAMS ROAD
--------------------------------------------------------------------------------

City, state and zip code   KNOXVILLE, TENNESSEE 37923
                         -------------------------------------------------------


                                    12b25-1

                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-QSB, for the quarterly period ended September 30, 2004, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.


                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    ROBERT CHMIEL                           (865)              691-6900 x111
--------------------------------------------------------------------------------
        (Name)                           (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                             [X] Yes   [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    12b25-2

                             NATIONAL COAL CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  NOVEMBER 16, 2004        By   /S/ ROBERT CHMIEL
      -----------------          -------------------------------
                                 Name:  Robert Chmiel
                                 Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


                                     12b25-3

PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

During the three months ended March 31, 2003, National Coal Corp. was a "blank check" company, which is a company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. On April 30, 2003, National Coal Corp. consummated a reorganization in which all of the outstanding shares of National Coal Corporation, a Tennessee corporation formed in January 2003, were exchanged for 34,200,000 shares of common stock of National Coal Corp. As a result of the reorganization of the group and the commencement of operating activities, the results for the eight month period from inception (January 30, 2003) through September 30, 2003 are not comparable to those for the nine month period ended September 30, 2004.

National Coal Corp.'s total revenue for the nine months ended September 30, 2004 was approximately $10 million versus $291,638 for the comparable eight month period ended September 30, 2003. National Coal Corp.'s net loss was approximately $5.5 million for the nine month period ended September 30, 2004, compared to a net loss of approximately $2.5 million for the eight month period ended September 30, 2003.


                                     12b25-4